September 5, 2013

Mr. John Cash,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549-4631,
USA.

Dear Mr. Cash,

Thank you for your letter of August 22, 2013 setting forth additional comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2012 (the "2012 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letter in italicised text, and have provided our response immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2012

Note 33. Supplemental Guarantor Information, page 145

1.
We note your response to the second bullet of prior comment two from our letter dated July 17, 2013. While we note the advance of €695m made in 2012 by CRH plc and CRHA to their subsidiaries represent intercompany loans granted to subsidiary companies (repayment of €277m of intercompany loans in 2011 and €1,721m in 2010) and are appropriately classified as investing activities in accordance with IAS 7.16 (e) and (f), our comment referred to the appropriateness of presenting these advances (and repayments) in the Non-Guarantor Subsidiaries column within investing activities as opposed to financing activities. Please refer to IAS 7.17(d).

Response:

We have classified all advances (to)/from subsidiary and parent undertakings on the same line within investing activities in our Supplemental Condensed Consolidated Statement of Cash Flow as they represent intra-group transactions. We believe our presentation facilitates the identification of the source and recipient of intra-group funding, and highlights the elimination of this intra-group transaction at a consolidated level. External investing and financing activities have been presented on the relevant lines within those categories. Had we included the funds being advanced within investing activities and the funds being received within financing activities, that would have required elimination entries on both lines in order to net the transaction to zero at a consolidated level; these eliminations are not required with the single line presentation.

While we agree with the Staff that IAS 7.17(d) indicates that cash repayments of amounts borrowed should be classified as financing activities in the Non-Guarantor Subsidiaries column, we consider that because these are intra-group transactions which net out to zero at a consolidated level, presenting them on the same line is more helpful for the reader and we believe is not misleading. The investing activities in the Guarantor and Issuer columns have been presented in accordance with IAS 7.16 (e) and (f). We consider that the reference in IAS 7.17 to financing activities would typically relate to amounts borrowed from external rather than internal sources in the context of a consolidated statement of cash flow.

In order to clarify the rationale for our presentation, we would propose to include the following footnote in our Supplemental Condensed Consolidated Statement of Cash Flow in future filings:

“We have presented advances and repayments of intra-group advances within investing activities as the advances and corresponding repayments net to zero. We believe this presentation facilitates the identification of the source and recipient of the intra-group funding and highlights the elimination of this intra-group transaction at a consolidated level. External investing and financing activities have been presented on the relevant lines within those categories.”

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In our response, we have agreed to supplement the disclosures in our future filings.  We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Maeve Carton

Maeve Carton
Finance Director

cc:	Jeffrey Gordon, Staff Accountant Jeanne Baker, Assistant Chief Accountant
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Breffni Maguire (Ernst & Young)

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